Date    8 February 2000
Number  15/01

BHP ANNOUNCES RECORD HALF YEAR PROFIT

BHP Limited today announced a record half-year profit result of A$1,427 million (after tax), an increase of 18 per cent or A$217 million compared to the corresponding six-month period ended 31 December 1999. Basic earnings per share were 80 cents compared to 68.8 cents for the corresponding half-year period.

: BHP Managing Director and CEO Paul Anderson said: "This is a solid half year result that clearly demonstrates our success in positioning the Company to take advantage of the upward swing in a number of key commodity markets.

: "While increased prices and positive exchange rate movements are a feature of this result, we reaped the benefit of those price increases by ensuring the right preparation during the aggressive clean-up of our asset base and ongoing optimisation of our remaining businesses."

Mr Anderson said the result also demonstrated the commitment of the management team to delivering on established goals and objectives. "We have made significant progress in optimising the performance of each of our businesses with our return on capital now at 18 per cent compared to 10 per cent last financial year.

"The quality of our portfolio has been further enhanced with most of our assets now SVA (shareholder value added) positive. The recent performance of our Western Australia HBI plant provides further confidence in the operational performance of that facility, particularly a production train campaign length of more than 140 days.

"However we are closely scrutinising the operation of the Venezuela HBI facility as it continues to experience significant commissioning difficulties, coupled with possible partner funding issues and a significant deterioration in the price received for the product due to the collapse of the US steel market and associated HBI market."

Mr Anderson said: "Underlying cash operating costs in our copper, coal and iron ore businesses continue to decrease and we remain committed to achieving our annual average target of a two per cent real reduction in costs over the next three years.


"Capital and operating investment in major structural changes to the way we conduct our business, such as e-commerce purchasing and the establishment of Shared Business Services, will increase our cost base this financial year but will generate savings in future years.

"We have also made significant progress in implementing the main components of our strategic framework and we continue to strengthen our management team capabilities with four senior executives appointed during recent months.

"Our Portfolio Risk Management Strategy, outlined in December last year, applies leading-edge financial markets thinking to our risk management approach and further illustrates our commitment to being resourceful in the way we do business."

A disciplined approach to capital management and debt reduction has further strengthened BHP's balance sheet with gearing levels now at 39 per cent and EBITDA interest coverage at 10.9 times. This provides the Company with greater flexibility in terms of capital management, whether to pursue growth opportunities or return funds to shareholders.

Earlier today the Company announced an on-market buy back program for the purchase of up to 90 million of its shares (approximately five per cent of issued capital). The shares will be purchased opportunistically subject to market conditions, debt levels and the operating environment.

Mr Anderson said: "BHP is now very much outward-looking and opportunity-focused and we have the necessary balance sheet strength, capital management disciplines and portfolio development opportunities to deliver continued growth in shareholder value.

"We completed the spin out of OneSteel and acquisition of QCT Resources during the half year, committed over $3.6 billion in major capital projects during the last calendar year and have identified an additional $1.2 billion in projects for Board consideration this calendar year," Mr Anderson said.

 "I am optimistic with regard to the remainder of this financial year. While we face a slowing of economic growth in the next six months, we are well positioned as we move through the business cycle.

"We have established a solid foundation of low-cost business performance, prices for many of our commodities are contracted through March and the industry dynamics are favourable with greater balance between supply and demand for our key commodity markets of copper, iron-ore and coal."



Further information can be found on our internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS INVESTOR RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61  419 546 245

Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61  419 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph: 1 713  961 8625